FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
        Registrant

Dated: April 10, 2006                                       By: /s/David Patterson/s/

Coastport Capital Inc.	Number: 001-06 3rd. Floor, 157 Alexander Street Vancouver, British Columbia Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 coastport@bed-rock.com www.coastportcapital.com

N E W S R E L E A S E

Vancouver, B.C., January 18, 2006 - Coastport Capital Inc. (TSXV: CPP, the “Company”) announces the appointment of Mr. David Patterson as President of the Company, effective immediately.

Mr. Patterson has extensive experience in the junior mining and exploration industry. Additionally, his European and North American networks have proven extremely successful; raising in excess of CDN$60 million for mineral exploration companies. Mr. Patterson is CEO and a Director of Donner Metals Ltd. and Knight Resources Ltd. He is, also, Chairman and a Director of Terra Nova Gold Corp and a Director of Donner Petroleum Ltd.

The Company would like to thank Mr. Laurie Sadler, who will remain a Director, for his contribution while fulfilling the role of President.

Further, the Company announces the granting of incentive stock options, subject to regulatory approval, to certain of its directors, officers, employees and consultants to purchase up to 400,000 common shares of the Company at a price of $0.80 per share, exercisable for a period of five years.

ON BEHALF OF THE BOARD

Len Dennis
Director